EXHIBIT 1
TRANSACTIONS DURING THE PAST 60 DAYS

The Reporting Persons engaged in the following transactions in Class A Shares of the Company during the past 60 days.  Such transactions involved the sale of shares on the Nasdaq National Market System.

Date	Type	Price	Shares
10/23/2009	Sale	$1.55	6708
10/26/2009	Sale	1.54	541055
10/26/2009	Sale	1.55	3607035
10/27/2009	Sale	1.54	1398407
10/27/2009	Sale	1.55	614
10/28/2009	Sale	1.54	1699200
10/28/2009	Sale	1.55	89252